CIBT EDUCATION GROUP INC.
777 West Broadway, Suite 1200
Vancouver, BC, V5Z 4J7
Telephone: 604 871 9909
Fax: 604 871 9917

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of the shareholders of CIBT Education Group Inc. (the “Company”) will be held in the boardroom at 625 Howe Street, Suite 700, Vancouver, British Columbia, at 10:30 a.m. on Friday, December 16, 2011, for the following purposes:

1.	to receive the financial statements of the Company for the fiscal year ended August 31, 2011, together with the auditor’s report thereon;

2.	to appoint the auditor for the Company and to authorize the directors to fix the auditor’s remuneration;

3.	to fix the number of directors at six;

4.	to elect directors for the ensuing year; and

5.	to transact such other business as may properly come before the Meeting and any adjournments thereof.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead.  If you are unable to attend the Meeting in person, please read the notes to the accompanying instrument of proxy and then complete and return the proxy within the time set out in the notes.  As set out in the notes, the enclosed instrument of proxy is solicited by management but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED the 10th day of November, 2011.

BY ORDER OF THE BOARD

“Toby Chu”

Toby Chu
President, CEO & Director